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September 29, 2010 VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR Julia E. Griffith, Esq. Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance	Chicago	Orange County
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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Facsimile: (202) 772-9203

Re:	ZymoGenetics, Inc.
Schedule 14D-9 and 14D-9/A
Filed September 15 and 16, 2010
File No. 5-78019

Dear Ms. Griffith:

On behalf of ZymoGenetics, Inc. (the “Company”), set forth below are responses to comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions in the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 22, 2010, regarding the Company’s Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 15, 2010, as amended by Amendment No. 1 to the Schedule 14D-9 filed on September 16, 2010 and Amendment No. 2 to the Schedule 14D-9 filed on September 28, 2010 (as amended, the “Schedule 14D-9”). In connection with this response, the Company is filing concurrently herewith via EDGAR Amendment No. 3 to the Schedule 14D-9.

For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in bold italicized text, with the response immediately following each such comment. Terms not otherwise defined in this letter have the meanings set forth in the Schedule 14D-9.

Schedule 14D-9

1.

We note that you have a collaboration agreement with the Company pursuant to which the Company received upfront payments of over $100 million for the development and commercialization rights to PEG-IFN-lambda. The collaboration agreement also provides for significant additional possible payments based on development, regulatory and sales milestone achievements, including up to $287 million in development and regulatory milestones and up to $285 million in annual sales milestones. We note that affiliation for

September 29, 2010

purposes of Rule 13e-3 can exist by virtue of relationships other than share ownership. Please provide your analysis as to whether affiliation exists for purposes of that Rule, by virtue of the pre-existing business relationship between these entities. See Exchange Act Release No. 17719 (April 13, 1981). We may have additional comments.

Rule 13e-3(a)(1) provides that “an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” In addition, Footnote 28 in Exchange Act Release No. 17719 (April 13, 1981) states that “[t]he existence of a control relationship with Y Corp. does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of Y Corp., whether through the ownership of voting securities, by contract or otherwise.” (emphasis added)

The management and policies of the Company are directed by its Board of Directors and its officers. The Board of Directors of the Company is comprised of 10 individuals, two of whom are designated for election by Novo Nordisk, the Company’s largest single shareholder, and two of whom are designated for election by Warburg Pincus, the Company’s second largest shareholder. None of the directors designated by Novo Nordisk and Warburg Pincus, nor any of the six other directors on the Board, has any affiliation with Bristol-Myers Squibb Company (“Parent”) or any of its subsidiaries. Similarly, no officer of the Company or any of its subsidiaries has any affiliation with Parent or any of its subsidiaries.

The Company does have a pre-existing business relationship with Parent under the Co-Development / Co-Promotion and License Agreement (the “Collaboration Agreement”). The Collaboration Agreement was negotiated and entered into on an arms-length basis and is of a type regularly entered into by companies in the biotechnology and pharmaceutical industries. The Collaboration Agreement provides Parent with rights to co-develop and co-commercialize PEG-IFN-lambda. The Company and Parent have indicated that they currently intend to develop only PEG-IFN-lambda under the Collaboration Agreement (which relates to potential products in the type III interferon family) as a treatment for hepatitis C. PEG-IFN-lambda is one of three products of the Company currently in development, and the Company also has one commercialized product, RECOTHROM®, and seven product candidates that it has exclusively outlicensed from which it has received or has the future right to receive revenue.

While the Collaboration Agreement provides Parent with rights to co-develop and co-commercialize PEG-IFN-lambda, it does not restrict the ability of the Company’s Board of Directors or the Company’s officers to direct or cause the direction of the management or the policies of the Company. Specifically, the Collaboration Agreement does not give Parent:

•	any control over the development, licensing or sale of any of the Company’s products other than PEG-IFN-lambda,

•	any right of first refusal or veto right with respect to a strategic transaction involving the Company or any of those other products,

•	any right to appoint or designate individuals to its Board of Directors, or appoint or designate officers of the Company,

•	the ability to direct management decisions,

September 29, 2010

•

the ability to restrict or otherwise limit the operation of the Company’s business, other than Parent’s rights reflected in the Collaboration Agreement to co-develop and co-commercialize PEG-IFN-lambda,

•	the ability to restrict or otherwise limit the ability of the Company to reduce or restructure its operations, or

•	the ability to restrict or otherwise limit the ability of the Company to issue equity, incur debt or otherwise raise capital to fund its operations.

The Company does not believe the commercial terms set forth in the Collaboration Agreement, which were negotiated at arms-length and are of a type customary in drug development and commercialization arrangements, constitute “control” as contemplated by Rule 13e-3(a)(1).

The Collaboration Agreement provides for the possibility of significant milestone payments to the Company based upon successfully reaching development, regulatory and sales achievements. Milestone payments are ordinary and customary in arms-length drug development and commercialization arrangements in the biotechnology and pharmaceutical industries, and they are tied to the occurrence of specific events. While the aggregate amount of potential milestone payments under the Collaboration Agreement is significant, and some or all of them may be earned over the life of the Collaboration Agreement, the Company supplementally advises the Staff that the Probability Adjusted Forecasts included in the Schedule 14D-9 under “Background of the Offer; Reasons for the Company Board’s Recommendation–Certain Financial Forecasts,” include an aggregate of approximately $49 million of milestone payments under the Collaboration Agreement for the two fiscal years ending 2012, and an aggregate of approximately $138 million of milestone payments under the Collaboration Agreement for the five fiscal years ending 2015. The Company does not believe that the receipt of commercially customary milestone payments, which are based upon successfully reaching development, regulatory and sales achievements with respect to PEG-IFN-lambda, confers upon Parent the ability, directly or indirectly, to direct or cause the direction of the management and policies of the Company or results in affiliation between the Company and Parent for purposes of Rule 13e-3.

Based on the foregoing analysis, the Company has determined that the Collaboration Agreement with Parent does not confer “control” within the meaning of Rule 13e-3(a)(1) to Parent and that Parent does not “control” the Company, and therefore, Parent is not an affiliate of the Company for purposes of Rule 13e-3.

Opinion of the Company’s Financial Advisor, page 32

2.	In the last bullet point on page 32, you reference “certain internal financial analyses and forecasts” other than the Probability Adjusted Forecasts you’ve disclosed. Please disclose, or tell us why they are not considered material in context here, where they were used by the financial advisor and you are otherwise describing the advisor’s analysis, which appears to be based at least in part on those forecasts.

In addition to the “Probability Adjusted Forecasts” (as such term is defined in the Schedule 14D-9), Goldman Sachs reviewed certain preliminary financial forecasts, certain financial forecasts that were not probability adjusted, and certain financial forecasts with respect to specific products of the

September 29, 2010

Company that were prepared for the Board of Directors of the Company in connection with the Board of Directors’ evaluation of the business and which were later used to develop the Probability Adjusted Forecasts, as well as the underlying assumptions and analyses with respect to those forecasts, in each case prepared by the Company’s management. These internal financial forecasts, assumptions and analyses were not considered material by the Company because they were (i) preliminary, (ii) not prepared for use by Goldman Sachs or (iii) utilized in developing, and are reflected in, the Probability Adjusted Forecasts. For purposes of performing its financial analysis in connection with rendering its fairness opinion, Goldman Sachs relied upon the Probability Adjusted Forecasts which were approved by the Company for Goldman Sachs’ use and reflected the best estimates and judgments of the management of the Company as to the future financial prospects of the Company at the time they were prepared and delivered to Goldman Sachs.

3.	Explain how Goldman Sachs arrived at the discount rates and the growth rates used in its discounted cash flow analysis and its present value of future share price analysis.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Schedule 14D-9.

4.	Explain how Goldman Sachs selected the comparable transactions used in its comparable transactions analysis. Highlight any material differences between the transactions considered and this proposed transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Schedule 14D-9.

*        *        *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgement letter from the Company with respect to certain matters.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding these responses, please do not hesitate to contact me at (650) 463-2602 or Josh Dubofsky at (650) 463-2631.

Very truly yours,

/s/ Peter F. Kerman
Peter F. Kerman

cc:	Josh Dubofsky, Latham & Watkins LLP
Demi Allen, ZymoGenetics, Inc.

September 29, 2010

VIA FACSIMILE, FEDERAL EXPRESS

AND EDGAR

Julia E. Griffith, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Facsimile: (202) 772-9203

Re:	ZymoGenetics, Inc.
Schedule 14D-9 and 14D-9/A
Filed September 15 and 16, 2010
File No. 5-78019

Dear Ms. Griffith:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 22, 2010, ZymoGenetics, Inc. (the “Company”) hereby acknowledges that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

ZymoGenetics, Inc.

By:	/s/ A. Demarest Allen
Name: A. Demarest Allen
Title: Vice President, Law and Compliance

cc:	Peter F. Kerman, Latham & Watkins LLP
Josh Dubofsky, Latham & Watkins LLP

[Signature Page to SEC Response Letter – Company Acknowledgment]